vSpatial

Software · Technology · B2B · Saas · App

Bring your Office into Virtual and Augmented Reality

VSPATIAL.COM PROVO





Richard Platt Founder/President/CEO @ vSpatial

Why you may want to support us...

1. TRACTION: 30,000 users. 4,000 virtual meetings, 107 countries.
2. TEAM: Founders are ex-Cisco executives and pioneers in the enterprise collaboration and AR/VR spaces.
3. VISION: Help humanity work from anywhere.
4. BENEFITS: Reduces: time spent commuting, cost of office space/equipment, and business travel. Enhances your interactions with work and people.
5. EXPOSURE: Named by industry analyst Gartner as a vendor for immersive workspaces alongside Facebook, Microsoft, Google, HTC, and Cisco.

Why investors ❤ us

WE'VE RAISED $3,787,626 SINCE OUR FOUNDING



Virtual meetings is the future. Good luck.

Stuart Watkins

Formed several LLC's and bought land, office buildings, and other investments.



I believe that this is the future of offices. May not be soon but it will happen!

Racquel I. Escobar

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Richard Platt

Founder/President/CEO

I've been a co-founder of past successful startups. However, I'm most passionate about vSpatial as well as the principles behind Wefunder -- passionate enough to substantially invest alongside Wefunder investors, and continue my nominal salary.



John Sallaway

CEO Emeritus

We should be passionate about our jobs AND our personal lives and they should get the very best from us. We should not have to sacrifice one for the other. vSpatial is the platform that helps us be great at both!

Joel Fontenot

Chief Strategic Officer

Led several startups to success.

In the news

vSpatial: A Peek Into a New World of Productivity | ARPost

Is virtual reality the future of business? Will holographic environments replace real life offices? And will office buildings become obsolete, allowing employees complete freedom of mobility, their workplace

October 4, 2018 @ arpost.co

John Sallaway of vSpatial

We're joined today on the show by John Sallaway, CEO and Co-Founder of vSpatial. vSpatial is redefining the way we meet, and the way we work with VR meetings and offices, allowing people to work from

June 13, 2018 @ thevrara.com

The Father of VOIP Assembles Dream Team to Create the Workplace of the Future

PROVO, Utah (PRWEB) June 12, 2018 -- Richard Platt, the "Father of VOIP" has assembled a dream team with over 200 years of collective experience in telecommunications, networking, cloud and virtual reality -

June 12, 2018 @ prweb.com

Our Vision

We love technology, but it's supposed to enable more effective productivity, provide better connections to others, and allow us to achieve it all from anywhere. Instead of improving our lives, it tends to complicate and inundate; we deserve better. We need technology that sustains our careers and our personal lives, and we shouldn't have to sacrifice one to be successful at the other.



Consider the "remote work" movement, where you have full control of your work/life schedule. You could have a productive morning then decide to hit the gym or have lunch with your kids at school – possibilities that don't exist when you work 45 minutes away. And yet the video conferencing tools and messaging apps, that remote workers are forced to rely on, simply can't provide the kind of presence needed to genuinely connect with a team or its company culture. If those relationships become stagnant, you may end up becoming devalued, while the more visible colleagues may gain favor and promotions in your absence.

In 2015, when a group of ex-Cisco and Microsoft execs witnessed the vast capabilities of VR and AR, they started to connect the dots. Could an entire workplace become digital? Why not wrap the video conferencing app, group chat app, all your monitors and your office space into one? Can a virtual environment sufficiently connect you with your work and with others? Could such a platform become mobile enough to require only a VR/AR headset? Most importantly, can the adoption of this technology help us improve and balance our lives?


3:04 pm

Beta Launch

Founded in early 2016, vSpatial quickly moved from idea to reality. Armed with our bold vision to "Help Humanity Work from Anywhere", we sought out and found like-minded investors who invested $3.3 million to help bring vSpatial to the world. In the fall of 2017, vSpatial became a free early access offering in the Oculus and Steam Stores.

The message was clear – people are ready to work in VR. Within months, we had thousands in our early access program providing feedback and encouragement. In 2018, we added 20,000 to that early access program, and hosted over 4,000 VR meetings in 107 countries. The feedback was overwhelmingly positive:

- 5/5 stars: "Very good app, smart efficient, hope the developers invest more time in the upgrading of this excellent APP..."

- 4/5 stars: "The best productivity suite I have seen so far. Easy to use and lots of features..."

- Thumbs up: "This should not be free. This is the type of VR app I've been waiting for..."

- Thumbs up: "My dreams of an 'infinity workspace' have come true. This app is smooth and easy to dive right into..."

Validating our Vision



"The ultimate computer for me is the mixed reality world."
Satya Nadella, CEO, Microsoft

"In a few years, we're not going to be able to imagine our lives without AR."
Tim Cook, CEO, Apple

"It is much better than a video conference...you can do work together."
(When asked about using VR for work meetings)
Mark Zuckerberg, Founder and Chairman, Facebook


IN THE ZONE
with
Henry Schaefer
01:08

Our Invitation To You

Our goal is to make the biggest splash we possibly can with our product launch this summer. The money will help fund the marketing of our product online, as well as the many face-to-face opportunities we'll have this summer to show off our platform. Additionally, the success of this campaign will give us the ability to continue to pay our developers to do this incredible work.

We've built this platform for people like ourselves, investors like you, and all of the teams we've supported so far. With the success of this WeFunder campaign we'll finally be able to take this platform to the rest of the world, and since this will be the last opportunity to invest in a pre-revenue vSpatial we hope you'll join us on our journey!

Investor Q&A

– COLLAPSE ALL

How did you get started?

Having spent our careers innovating the way businesses communicate, we found ourselves frustrated with the broken and missing components in today's collaboration and productivity tools. Leveraging the emerging technologies of VR and AR, a powerful solution was organized and a team was formed, with full time employees and board members setting out to disrupt how and where we work.

What progress have you had since company founding?

a. Raised $3.3 million since early 2016
b. Filed multiple patents
c. 30,000 users
d. Released vSpatial workplace on Oculus Rift and Rift S, HTC Vive and Vive Pro, and Windows MR headsets
e. Private Beta testing vSpatial workplace on the Oculus Go and Quest, HTC Vive Focus and Vive Focus+, and Magic Leap
f. Grown the team to over a dozen full-time employees and other contractors
g. Began trials with large enterprise clients

Who are your customers?

a. People who enjoy the efficiency of not having to commute
b. People who value their own personal and family time
c. Businesses looking to reduce more overhead expenses
d. People who have (or desire) a nomadic lifestyle
e. Remote workers needing to connect better with their teams
f. Businesses ranging from small startups to large enterprises
g. Sharers of education, special interests, counseling, and entertainment

Why is your product unique?

We are focused on improving the entire work environment. Our virtual workplace consists of 4 platform technologies:
Productivity
Collaboration
Team Spaces
Presenting
-each containing hundreds of specialized features.

Who are your competitors?

a. Cisco, Microsoft, Facebook
b. Immersed, Arthur, Virtual Desktop, Rumi

What do you understand that your competitors don't get?

a. Seismic market shifts almost always belong to fast and nimble startups. The necessary risk taking, quick adjustments, laser focus, revenue patience, and market adaptability typically preclude giant corporations from success, which is why they rely on acquisitions.

b. The "future of work" is not a single app nor a single technology, it's a complete system. Our founder Richard Platt uniquely understands this. He's done it before with Enterprise IP Communications; going from a startup (Selsius Systems), to an acquisition (Cisco), and ultimately to a multi-billion dollar/year revenue stream.

How do you acquire customers?

We employ a bottom-up SaaS Customer Acquisition Strategy, which has been successful for companies like Slack, Atlassian, Netsuite, Twilio and many others.

The key requirements for its success are:
i. A beautifully designed, sales-ready product
ii. Self-service
iii. The ability to drive inbound organic signups
iv. Quick time to value
v. Customer-focused content marketing
vi. Plans for going up market

How do you make money?

We currently offer a Beta product and system. We haven't charged yet for use (we've designed in very low operational costs). We are now ready to move to a revenue model (with the help of our Wefunder investors).

The revenue model consists of a subscription that entitles the subscriber to the platform software, and the cloud services. This model is targeted mainly to inidividuals, small teams, and VARs. We will continue to offer a free version with limited services.

Additionally, we plan longer term to sell system software licenses to large enterprises (they will manage the cloud services themselves).

What would you do with the money you raise?

Summer of 2019 will see the vSpatial launch of our revenue platform on our public cloud. We will be stepping up our marketing efforts substantially. Additionally, we are expanding our enterprise product development and support in the transition of our enterprise trial customers to revenue customers.

What keeps you up at night about the business?

John Sallaway (CEO): "Investors!" "I am singularly focused on making vSpatial a success for our investors"

Richard Platt (Founder/President): "Our vision, our platform, our employees, our customers!"

All vSpatial Employees: "We worry about moving fast enough to satisfy our customers and keep our investors happy." "We are investors ourselves--we've taken reduced salaries not only because we believe in vSpatial, but also because we want to treat your money as if we were spending our own." "We're also users ourselves--when it doesn't work right, we feel the pain just like our customers would."

Financials

vSpatial has financial statements ending December 31 2019. Our cash in hand is $216,492, as of May 2020. Over the three months prior, revenues averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $110,000/month.

At a Glance

January 1 to December 31

$0
Revenue

-$661,090
Net Loss

$13,194 [21%]
Short Term Debt

$487,626
Raised in 2019

$216,492
Cash on Hand
As of 05/13/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

vSpatial, Inc. was incorporated in the State of Delaware in April 2016.

Since then, we have:

- TRACTION: 30,000 users. 4,000 virtual meetings, 107 countries.
- TEAM: Founders are ex-Cisco executives and pioneers in the enterprise collaboration and AR/VR spaces.
- VISION: Help humanity work from anywhere.
- BENEFITS: Reduces: time spent commuting, cost of office space/equipment, and business travel. Enhances your interactions with work and people.
- EXPOSURE: Named by industry analyst Gartner as a vendor for immersive workspaces alongside Facebook, Microsoft, Google, HTC, and Cisco.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $2,500,991, including $189,667 in cash. As of December 31, 2018, the Company had $2,360,294 in total assets, including $865,307 in cash.
- *Net Loss.* The Company has had net losses of $661,090 and net losses of $361,543 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $13,194 for the fiscal year ended December 31, 2019 and $16,785 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $4,100,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

vSpatial, Inc. cash in hand is $216,492, as of May 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $110,000/month, for an average burn rate of $110,000 per month. Our intent is to generate revenue in the second half of fiscal year 2020.

There are no material changes or trends in our finances since the date that our financials cover. We expect our monthly expenses to increase slightly as we conduct a limited initial launch campaign in connection with taking a paid version of vSpatial to market in the early-mid summer.

We expect our monthly expenses to increase slightly as we conduct a limited initial launch campaign in connection with taking a paid version of vSpatial to market in the early-mid summer.

An open round of approximately $200,000 to $400,000 to be filed by Richard Platt. In addition the Company secured a PPP Loan of $191,063 that is expected to be fully forgiven

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: N/A

Gross Margin: N/A

Return on Assets: -26%

Earnings per Share: -$0.00

Revenue per Employee: $0

Cash to Assets: 8%

Revenue to Receivables: ~

Debt Ratio: 1%

FinancialStatements Annual -2019.pdf

VSpatial Inc. 2018 Financial Statements.pdf

Risks

1. vSpatial is highly dependent on the success and commercialization of Virtual Reality (VR), Augmented Reality (AR) and Mixed Reality (MR).

   vSpatial is creating a new category of collaboration and productivity software called immersive workspaces. While we believe we have early traction in proving the attractiveness of our software, our growth does rely on the general acceptance of VR/AR/MR as a whole.

2. The development of new products is a complex and lengthy process and may not be completed within anticipated timeframes. vSpatial's future results of operations depend, to a significant extent, on its ability to develop and successfully commercialize new products in a timely manner. The development process is both time consuming and costly and involves a high degree of business risk. For example, vSpatial may:

   1) Fail to develop products that are sufficiently exciting to the market.

   2) Fail to develop products that meet desired product characteristics.

3. The company is dependent upon the retention and addition of high-quality employees. vSpatial is dependent upon the continued support and involvement of key management and technical personnel. vSpatial's success and ability to compete is dependent on its continuing ability to identify, attract, hire, train, retain and motivate highly qualified employees with knowledge of the businesses in which vSpatial operates. If any of vSpatial's key personnel were to cease their employment with vSpatial, vSpatial's business may be adversely affected.

4. As of December 31, 2018, the Company has not commenced revenue generating operations. The Company's activities since inception have consisted of developing the software application, beta-testing the product offering, marketing and efforts to raise funding. Once the Company commences its planned operations, it will incur additional expenses. The Company is dependent upon additional resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans, or failing to profitably operate the business.

5. vSpatial's current liquidity is limited and we expect additional financing will be required in order to continue to fund the Company. vSpatial is not currently operationally break-even. The Company is funding its operations and R&D from the proceeds of the sale and issuance of our preferred stock pursuant to SEC Regulation D and Regulation CF. As with any company that is not able to fund operations through sales, there is a risk that vSpatial is not able to secure additional or sufficient financing prior to becoming operationally break-even and would run out of cash.

6. Investment of net proceeds after the offering

vSpatial will have significant flexibility in applying the net proceeds of the Offering. Investors in vSpatial will not have an opportunity to evaluate for themselves the relevant economic, financial and other information regarding any investment or business activity undertaken by vSpatial after the Offering. vSpatial may pay operating and other expenses from the net proceeds of this Offering. The Corporation's ability to achieve its investment objectives may be limited to the extent that net proceeds of the Offering, pending full investment, are used to pay expenses rather than to make investments. Furthermore, no assurance can be given that vSpatial will be successful in investing the net proceeds of the Offering in investments or activities that will achieve its business objectives. An investment in the Company is speculative and may result in the loss of an investor's entire investment. Only potential investors who can afford to lose their entire investment should consider an investment in the Company.

7 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Joel Fontenot	Chief Strategy Officer @ vSpatial	2020
Richard Platt	President - vSpatial, Inc. @ vSpatial, Inc.	2016
David Tucker	Senior Vice President Business Development @ Singlewire Software	2016
Michael Sharp	Vice President Product @ LogMeIn	2018

Officers

OFFICER	TITLE	JOINED
Richard Platt	CEO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Richard Platt	89,134,509 Common and preferred shares	28.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
12/2019	$200,000	Priced Round
08/2019	$287,626	Priced Round
02/2018	$1,250,000	Priced Round
02/2017	$1,250,000	Priced Round
12/2018	$800,000	Priced Round

Outstanding Debts

None.

Related Party Transactions

Name	Richard Platt
Amount Invested	$200,000
Transaction type	Priced Round
Issued	12/31/2018
Relationship	Founder/President

Seed capital in exchange for preferred shares in vSpatial, Inc.

Name	Richard Platt
Amount Invested	$110,000
Transaction type	Priced Round
Issued	08/20/2019
Relationship	Founder/President

Seed capital in exchange for preferred shares.

Name	Richard Platt
Amount Invested	$200,000
Transaction type	Priced Round
Issued	12/31/2019
Relationship	Founder/CEO

Use of Funds

$200,000 — 64% Operational and working capital. 30% Expand our sales and marketing efforts. 6% Wefunder Intermediary fee. This will allow us to bring a public cloud version of vSpatial to market. This involves polishing our existing offering which is available for free as an "early access" option in the Steam and Oculus stores. This level of investment will also allow us to run a limited initial launch campaign and understand customer acquisition cost.

$600,000 — 74% Operational and working capital. 20% Expand our sales and marketing efforts. 6% Wefunder Intermediary fee. In addition to the above, this level of investment will not only allow us to bring a public cloud version of vSpatial to market, run a limited launch campaign and understand our customer acquisition cost but will also allow to us execute further down our product roadmap, developing more feature-rich versions of vSpatial, increase our marketing efforts and optimize customer acquisition strategy for our public cloud offering.

$1,070,000 — 74% Operational and working capital. 20% Expand our sales and marketing efforts. 6% Wefunder Intermediary fee. In addition to above, this funding will cover general operations until potential follow-on financing of a Series-A equity investment is obtained. This level of investment gives vSpatial the full ability to execute our short-term vision and optimize vSpatial to become not only a public cloud offering but a private cloud offering. This puts vSpatial in a position to pursue important ongoing conversations with enterprise customers and partners, conduct a full launch campaign, attend important industry trade shows and fully maximize the impact of taking the public cloud version of vSpatial to market.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	400,000,000	209,977,083	Yes
Preferred Stock	130,000,000	98,403,741	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.